Exhibit 99.1

ENTRÉE GOLD INC.
NOTICE OF ANNUAL GENERAL MEETING
June 26, 2014

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Entrée Gold Inc. (the “Company”) will be held on Thursday, June 26, 2014 at Fasken Martineau DuMoulin LLP, 2900 – 550 Burrard Street, Vancouver, BC Canada, at the hour of 10:30 am (local time in Vancouver, BC) for the following purposes:

1.	To receive the annual financial statements of the Company for its financial year ended December 31, 2013 and the auditor’s report thereon;

2.	To determine the number of directors at seven;

3.	To elect directors for the ensuing year;

4.	To re-appoint Davidson & Company LLP, Chartered Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration; and

5.	To consider and, if thought appropriate, pass, an ordinary resolution approving the renewal of the Company’s Stock Option Plan.

Accompanying this Notice is an Information Circular and a form of proxy (the “Proxy”).  The enclosed Proxy is solicited by management of the Company.

Registered shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company’s Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.  If your shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution), you should carefully follow the instructions provided by your nominee to ensure your vote is counted.

DATED at Vancouver, British Columbia, this 22nd day of May, 2014.

BY ORDER OF THE BOARD

“Gregory G. Crowe”
Gregory G. Crowe
President and Chief Executive Officer

The securityholder materials are being sent to both registered and non-registered shareholders.  If you are a non-registered shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (a) delivering these materials to you; and (b) executing your proper voting instructions.  Please return your voting instructions as specified in the voting instruction form.